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November 16, 2011

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed November 15, 2011 by Biglari Holdings Inc., Biglari Capital Corp., The Lion Fund, L.P., Sardar Biglari (“Biglari”)
File No. 1-25225

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated November 16, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.

1.
Please supplementally provide support for the statement that “[i]f Mr. Woodhouse could have ... returned the company to the productive level achieved in fiscal 1998, there would be an additional $110 million in operating profit and ... $1 billion added in market value or the doubling of the stock price...”  We may have further comment.

As demonstrated in the table above the paragraph in which this statement is contained, for fiscal 1998, Cracker Barrel, under Danny Evins, achieved operating income of $164.9 million with 357 stores, or $462,000 of operating income per store.  For fiscal 2011, Cracker Barrel, under Mr. Woodhouse, produced operating income of $167.2 million with 603 stores, or $277,000 of operating income per store.  Had Cracker Barrel achieved an additional $185,000 of operating income per store for fiscal 2011 (which would have resulted in the same level of operating income per store as in fiscal 1998), it would have realized an additional $111.6 million of operating income in fiscal 2011 ($185,000 operating income per store multiplied by 603 stores).  Biglari believes that market value would increase by $1 billion because of the $111.6 million improvement in operating income, implying a 9x pre-tax multiple, which, in Biglari’s view, is justified.  Biglari’s disclosure states explicitly that this figure is an estimate.

November 16, 2011

2.
We remind you of prior comment 6 of our letter dated October 25, 2011.  In future soliciting materials, please ensure that you clearly set forth certain assertions as expressions of opinion or belief.  The following in a non-exhaustive list of assertions that are not characterized as opinions and which should be revised in future filings:

•	“[m]anagement has been ... denying shareholders an opportunity to earn higher returns through better execution...,”;

•	“[c]learly, shareholders would have been better off if the Board had rejected new openings...,”; and,

•	“[t]he Board erred in approving the current strategic plan...”

Biglari advises the Staff that in future soliciting materials, it will set forth assertions or expressions of opinion or belief as such.

3.
We note the filing persons’ disclosure advocating for possible share repurchases.  In future filings, provide further context to this disclosure by disclosing the approximate cap and/or amount that Mr. Biglari, if elected, would advocate that the company repurchase.

In future filings discussing possible share repurchases, Biglari will disclose information that would address the cap.

4.
Refer to our prior comments regarding the disclosure of Mr. Biglari’s investment and/or track record.  Please avoid disclosing such data or statements unless you also include disclosure that provides the appropriate balance and context.  In this regard, please file corrective disclosure that explains the data included under the heading “Investment Record”.  For example, please identify the companies in which Mr. Biglari did not serve as an officer or director at the time of their turnaround.  Explain how Mr. Biglari believes he “influenced” such companies.  Further, please provide revised disclosure to correct the implied assertion that Mr. Biglari was solely responsible through his influence for the turnaround success at such companies.  Refer generally to Rule 14a-9.

Biglari acknowledges the Staff’s prior comments regarding the disclosure of Mr. Biglari’s investment and/or track record.  However, Biglari believes such comments are inapplicable to this particular disclosure.  This passage does not relate to Mr. Biglari’s overall investment and/or track record, but is limited solely to those companies as to which Biglari filed a Schedule 13D and are now closed positions (or soon to be with Penn Millers Holding Corp.).  The investment results for all such companies are disclosed in this section; none of these investments produced a loss or negative return.  In addition, immediately below the table disclosing these investment results, Mr. Biglari explicitly states that “I cannot guarantee your performance in the stock of Cracker Barrel.”  Furthermore, Biglari respectfully disagrees with the Staff that there is an “implied assertion that Mr. Biglari was solely responsible through his influence for the turnaround success at such companies.”  Accordingly, Biglari does not believe any corrective disclosure is required.  In future filings that discuss Mr. Biglari’s investment and/or track record, Biglari will take into account the prior comments of the Staff.

November 16, 2011

5.
In addition to the corrective disclosure referenced above, please provide balance and context by disclosing that there have been investments that Mr. Biglari has made that were unsuccessful and/or which did not produce similar returns.  Refer generally to Rule 14a-9.

Reference is made to the response to Comment 4.  Biglari has fully disclosed its investment results for all companies as to which Biglari filed a Schedule 13D and are now closed positions (or soon to be with Penn Millers Holding Corp.).  In future filings that discuss Mr. Biglari’s investment and/or track record, Biglari will take into account the prior comments of the Staff.

6.
We refer to your statement that “other shareholders have expressed to us a similar degree of disappointment...”  Supplementally advise us of the basis for this statement, inclusive of whether any such shareholders are 5% or greater shareholders of Cracker Barrel.  We may have further comment.

The primary basis for this statement is comments received by Biglari through its website, www.enhancecrackerbarrel.com.  Biglari is not aware that any such shareholders own 5% or more of the Company’s stock.

*     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell